EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

	State of		%
Name of Subsidiary	Incorporation	Owner	Ownership

The Westcap Corporation (of Delaware)	Delaware	National Western Life Insurance Company	100%

NWL Investments, Inc.	Texas	National Western Life Insurance Company	100%

NWL Properties, Inc.	Texas	National Western Life Insurance Company	100%

NWL 806 Main, Inc.	Texas	National Western Life Insurance Company	100%

NWL Financial, Inc.	Nevada	National Western Life Insurance Company	100%

NWL Services, Inc.	Nevada	National Western Life Insurance Company	100%

The subsidiaries conduct business under the same corporate names as detailed above.